Northern Dynasty confirms $80 million work program to advance the Pebble Project in 2013

April 22, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) announces that the Board of Directors of Pebble Mines Corp., the general partner of the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") has approved a budget of approximately US$80 million to advance the Pebble Project in 2013, with the goal of initiating permitting under the National Environmental Policy Act (NEPA) before the end of the year.

"Following a very substantial pre-permitting planning program and years of comprehensive study, the Pebble Partnership is now nearing the final stages of completing its Project Description for the Pebble Project,” said Northern Dynasty President & CEO Ronald Thiessen. “By the time the Pebble Partnership triggers permitting under NEPA, more than US$700 million will have been invested to ensure a robust project design from a technical, financial, environmental and social perspective. PLP fully expects that the rigor of that work will be recognized and reflected in the outcome and efficiency of the NEPA permitting process."

Since the Pebble Partnership was established in July 2007, a subsidiary of Anglo American plc has invested approximately US$500 million to advance engineering, environmental and socioeconomic studies. When added to Northern Dynasty’s initial $180 million contribution, investments in the Pebble Project total $680 million. This year the budgeted US$80 million expenditures for the Pebble Project will include:

  engineering studies to complete a Project Description and advance a Prefeasibility Study (PFS);

  continued environmental monitoring studies in key areas including groundwater hydrology, water quality and fisheries resources;

  site investigations, including exploration, geotechnical and metallurgical drilling, as well as geo-hydrological testing; and

  stakeholder engagement and public affairs programming, workforce and business development initiatives, public education and community investment.

“The Pebble Partnership will soon release a National Economic Impact Study of the Pebble Project, which together with the Workforce Development Plan and project planning updates will form the basis for an enhanced public engagement initiative this year,” Thiessen said. “The Pebble Partnership will continue to meet and consult with people and communities throughout southwest Alaska about the many aspects of this project, while listening to their issues and questions and describing how the Pebble Project will be built and operated to co-exist with clean water and healthy fisheries, and provide significant benefits to the region and country.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the proponent and its partners, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO
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Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.